UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 200

Seattle, WA 98104

+1-206-408-4545

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Public Notice for Convocation of the 17th Annual General Meeting of DoubleDown Interactive Co., Ltd.

On March 4, 2025, the Board of Directors of DoubleDown Interactive Co., Ltd. (the “Company”) approved the convention of the 17th Annual General Meeting of Shareholders (the “AGM”) of the Company as set forth below:

1.	Date & Time: March 27, 2025, 11:00 a.m. (Korea Standard Time) / March 26, 2025, 10:00 p.m. (Eastern Time, USA)

2.

Who Can Attend: Holders of the Company’s common shares as of December 31, 2024 (the “Record Date”). Holders of American Depositary Shares (“ADSs”), each representing 0.05 share of a common share, may not attend in person or vote at the AGM. Instead, holders of record of ADSs as of the Record Date shall instruct Citibank, N.A., the depositary of the ADSs (the “Depositary”), as to how to vote the common shares represented by the ADSs. Any ADS holder who wishes to attend the AGM or vote directly must cancel their ADSs in exchange for common shares and shall make arrangements to deliver their ADSs to the Depositary for cancellation with sufficient time to allow for the delivery and exchange of their ADSs for the underlying common shares before the AGM.

3.	Venue: Meeting room, 13th floor, 152 Teheran-Ro, Gangnam-gu, Seoul

4.	Methods of Attending: Holders of the ADSs should send the Depositary their voting instructions using the ADS voting card as separately provided.

5.	Reports and Proposals to be presented and considered at the AGM:

•	Reports: audit report, business report, and the report on the operating status of the internal accounting management system

•	Proposals:

1)	Proposal No. 1: Approval of the 17th financial statements and consolidated financial statements for the fiscal year ended December 31, 2024

2)	Proposal No. 2: Election of Directors

i.	Proposal No. 2-1: Election of In Keuk Kim as a Director

ii.	Proposal No. 2-2: Election of Joseph A. Sigrist as a Director

iii.	Proposal No. 2-3: Election of Ki Chul Kim as a Director

iv.	Proposal No. 2-4: Election of Haenam Kim as a Director

3)	Proposal No. 3: Election of Whanlim Kim as an Independent Director

4)	Proposal No. 4: Approval of the remuneration limit for independent directors and executive officers

Proposal Details

Proposal No. 2: Election of Directors

1.	Candidate Details

Name	Date of Birth	Director or Independent	Relationship with the majority shareholder	Recommended By
In Keuk Kim	1978.04.12	Director	—	Board of directors
Joseph A. Sigrist	1961.03.10	Director	—	Board of directors
Ki Chul Kim	1978.10.05	Director	—	Board of directors
Haenam Kim	1978.08.23	Director	—	Board of directors

2.	Candidate introduction

Name	Career
In Keuk Kim	(00) KAIST, Bachelor of Science in Computer Science
(13~15) DoubleU Games Co., LTD, Independent director
(15~17) DoubleU Games Co., LTD, Director and CSO
(17~Now) DoubleUDiamond LLC, Director and CEO
(19~Now) DoubleDown Interactive Co., LTD, Director and CEO
Joseph A. Sigrist	(83) Santa Clara University, Bachelor of Science in Mechanical Engineering
(86) Santa Clara University, MBA
(12~15) IGT Senior Vice-President (Global Product Development & Operations)
(15~Now) DoubleDown Interactive LLC, Senior Vice-President and General Manager
(19~Now) DoubleDown Interactive Co., LTD, Director and CFO
Ki Chul Kim	(05) Seoul National University, Bachelor of Science in Civil, Urban and Geosystem Engineering and a Bachelor of Business Administration
(12~15) Hulab Co., LTD, Director
(13~17) DoubleU Games Co., LTD, Director and CMO
(17~now) DoubleUDiamond LLC, Director and CMO
(19~now) DoubleDown Interactive Co., LTD, Director and CDO
Haenam Kim	(00) KAIST Bachelor of Science in Industrial Engineering
(00~17) IBMKorea, Software Business Unit Sales Leader
(17) DoubleDown Interactive LLC, Director and COO
(17~Now) DoubleU Diamond LLC, Director and COO
(19~Now) DoubleDown Interactive Co., LTD, Director and CMO

Proposal No. 3: Election of Whanlim Kim as an Independent Director

1.	Candidate Details

Name	Date of Birth	Director or Independent	Relationship with the majority shareholder	Recommended By
Whanlim Kim	1982.04.02	Independent director	—	Board of directors

2.	Candidate introduction

Name	Career
Whanlim Kim	(06) KAIST, Bachelor of Computer Science in Electrical Engineering
(12~16) Mable, NSM, Director and Head of Strategic Planning Division
(17~19) DigitalFirst, Director / IGAWorks, CSO
(19~22) WiderPlanet, Vice president and COO
(20~now) A Driven, Founder and CEO

Proposal No. 4: Approval of the remuneration limit for independent directors and executive officers.

Type	2024	2025
The remuneration limit for independent directors and executive officers	5 billion won	5 billion won

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.
Date: March 4, 2025
	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer